Press Release	August 10, 2021

Largo Resources Advances its Strategic Focus on Vanadium-Based Energy Storage Systems
and Announces Solid Second Quarter 2021 Financial Results with Net Income of $8.4 million

All amounts expressed are in U.S. dollars, denominated by "$".

Q2 2021 Highlights

• At the Company's investor-oriented virtual 'Battery Day' held on June 9, 2021, the Company discussed its transformational strategic shift to the production of vanadium based electrical energy storage systems. The Company believes that moving to vertically integrate its financially strong vanadium operations with its superior vanadium redox flow battery ("VRFB") technology will present a higher value market opportunity for the Company's vanadium products in the future and will also create a unique competitive advantage for Largo in the rapidly growing long duration energy storage market

• Aligned with its commitment to the energy storage sector, Ian Robertson has been appointed as Co-Chair of the Board of the Company and as interim President of Largo Clean Energy Corp. ("LCE")

• LCE entered into its first VCHARGE± VRFB sales contract with Enel Green Power España ("EGPE") and received notice to proceed on July 26, 2021

• The Company reported net income of $8.4 million vs. a net loss of $7.0 million in Q2 2020

• The Company recognized revenues of $54.3 million, 546% higher than Q2 2020

• Cash provided before working capital items of $16.2 million vs. 1.0 million in Q2 2020

• The Company exited Q2 2021 with a cash balance of $80.7 million

• The Company will host a webcast and conference call for its Q2 2021 results on Wednesday, August 11th at 10:00 a.m. ET

Other Significant Highlights

• Total V2O5 equivalent sales of 3,027 tonnes, a 197% increase over Q2 2020

• Revenues per lb sold2 of $8.14, a 119% increase over Q2 2020

• Cash operating costs excluding royalties1 of $3.39 per lb of V2O5 vs. $1.89 per lb in Q2 2020

• Production of 3,070 tonnes (6.8 million lbs3) of V2O5, a 20% increase over Q2 2020 and 55% above Q1 2021

• Vanadium demand in all of the Company's key markets remained strong in Q2 2021: Average European V2O5  price per lb of $8.19, representing a 16% increase over Q1 2021 and 33% above Q2 2020

• Commissioning of vanadium trioxide ("V2O3") processing plant initiated

• 2021 production, sales, cash operating costs excluding royalties1 and capital expenditure guidance maintained

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces its second quarter 2021 financial results highlighted by revenues of $54.3 million and net income of $8.4 million.

Strategic Updates

During the second quarter, the Company hosted an investor-oriented virtual 'Battery Day' during which the Company discussed its transformational strategic shift to the production of vanadium based electrical energy storage systems. The Company believes that moving to vertically integrate its financially strong vanadium operations with its superior long duration energy storage technology will present a higher value market opportunity for the Company's vanadium products in the future and will also create a unique competitive advantage for Largo in the rapidly growing long duration energy storage market.

Aligned with its belief in the opportunities expected to arise in the transition to VRFB production, the Company announced the appointment of Mr. Ian Robertson as Co-Chair of the Board of Directors of the Company and as Interim President of LCE. During the quarter, the Company continued to augment its strategic, commercial, technical and manufacturing teams including the appointment of Mr. Salvatore Minopoli as VP of LCE Operations.

During the quarter, LCE secured a facility in Massachusetts, U.S. for its global headquarters, including its product development and stack manufacturing centre, which is sufficiently sized to support a manufacturing capacity of energy systems representing up to 1.4 gigawatt hours of storage per year. The team moved into the office facility in May 2021 and building modifications are underway for the installation and commissioning of the stack manufacturing capacity and test equipment required to support the business plan.

On July 20, 2021, the Company announced that LCE had entered into its first VCHARGE± VRFB sales contract with EGPE and has now received notice to proceed for this installation. Under the contract, LCE is obligated to deliver a five hour, 6.1 MWh VCHARGE± system for a project in Spain with expected commissioning in Q4 2022.

With respect to continued VRFB deployments, LCE is focused on obtaining the required regulatory certification to support expected 2022 project sales, with certifications on track to be received by the end of Q4 2021. In addition, the Company is progressing with establishing the supply chain and resources required to deliver on the anticipated project deployment timelines and cost targets.

Ian Robertson, Co-Chair of Largo, stated: "During our Battery Day we confirmed our belief that vertically integrating our highly efficient vanadium production capacity with our superior vanadium based energy storage technology will present a more financially and societally valuable proposition for the Company. I am pleased with the recently announced milestone energy storage system sales contract with a world-class partner and remain confident that it represents validation of the transformational opportunity to generate substantial long-term value for the Company. Looking ahead, we see the planned change in our name to "Largo Inc." as evidence of the Company's confidence in the significant opportunity that exists for Largo to profitably participate in the growing long duration energy storage market. We expect to proceed with the Company's name change and extensive rebrand in late Q3 2021."

Paulo Misk, President and Chief Executive Officer for Largo, stated: "Continued momentum across all key markets resulted in increased vanadium demand and strong revenue growth for the Company in Q2 2021. This has led to a substantial increase in revenues per lb2 sold of 119% over Q2 2020 and contributed to healthy cash flow generation, building upon our solid cash position. Following the additional debt funding obtained in Q2 2021 of $15 million, the Company exited the quarter with a cash balance of $80.7 million. We will continue to capitalize on the strong demand in the vanadium markets we serve with the goal of improving profit margins going forward."

Operational and Financial Updates

A summary of the Company's operational and financial performance for the second quarter 2021 is provided below:

Financial

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenues	$54,292	$8,350	$94,093	50,259
Operating costs	(34,966)	(9,561)	(63,138)	(35,809)
Direct mine and production costs	(19,599)	(2,180)	(35,143)	(19,674)
Net income (loss) before tax	14,180	(5,533)	18,627	(1,652)
Income tax expense	(2,138)	-	(2,459)	-
Deferred income tax expense	(3,597)	(1,479)	(3,579)	(1,017)
Net income (loss)	8,445	(7,012)	12,589	(2,669)
Basic earnings (loss) per share	$0.13	$(0.12)	$0.20	$(0.05)
Diluted earnings (loss) per share	$0.13	$(0.12)	$0.20	$(0.05)

Cash provided (used) before non-cash working capital items	$16,215	$1,028	$28,946	$(294)
Net cash provided by (used in) operating activities	19,127	(63,649)	20,838	(64,631)
Net cash provided by (used in) financing activities	15,442	777	(6,978)	27,517
Net cash used in investing activities	(5,194)	(5,221)	(14,269)	(8,601)
Net change in cash	31,976	(67,079)	1,524	(49,284)

	As at
	June 30, 2021	December 31, 2020
Cash	$80,669	$79,145
Working capital[7]	112,419	92,950

Maracás Menchen Mine Production and Sales

		Q2 2021	Q2 2020

Total Ore Mined (tonnes)		340,734	257,357
Ore Grade Mined - Effective Grade[4] (%)		1.15	1.20

Effective Grade of Ore Milled[4] (%)		1.20	1.29
Concentrate Produced (tonnes)		98,372	99,059
Grade of Concentrate (%)		3.23	3.20
Contained V2O5 (tonnes)		3,180	3,174

Crushing Recovery (%)		98.0	97.7
Milling Recovery (%)		97.5	94.7
Kiln Recovery (%)		89.7	91.7
Leaching Recovery (%)		97.9	99.1
Chemical Plant Recovery (%)		95.2	96.1
Global Recovery[5] (%)		79.9	80.8

V2O5 produced (Flake + Powder) (tonnes)		3,070	2,562
V2O5 produced (equivalent pounds)[3]		6,768,184	5,648,237
V2O5 equivalent sold (tonnes)		3,027	1,018

Cash operating costs excluding royalties[1]	$/lb	3.39	1.89
Revenues per pound[2]	$/lb	8.14	3.72

Q2 2021 Financial Results

The Company recorded net income of $8.4 million and basic earnings per share of $0.13 in Q2 2021, compared with a net loss of $7.0 million in Q2 2020.

During Q2 2021, the Company recognized revenues of $54.3 million from sales of 3,027 tonnes of V2O5 equivalent (Q1 2020 - 1,018 tonnes). This represents a 546% increase in revenues over Q2 2020 ($8.4 million). Revenues per pound sold2 were $8.14 in Q2 2021 compared to $3.72 per pound sold in Q2 2020, representing an increase of 119%.

Operating costs of $35.0 million in Q2 2021 (Q2 2020 - $9.6 million) include direct mine and production costs of $19.6 million (Q2 2020 - $2.2 million), conversion costs of $2.4 million (Q1 2020 - $nil), product acquisition costs of $3.7 million (Q1 2020 - $2.4 million), royalties of $2.4 million (Q2 2020 - $1.3 million), distribution costs of $1.3 million (Q1 2020 - $0.3 million) and depreciation and amortization of $5.6 million (Q2 2020 - $2.0 million). The increase in direct mine and production costs is primarily attributable to the increase in sales of V2O5 equivalent sold in Q2 2021. Operating costs in Q2 2021 were partially offset by a margin on iron ore sales of $0.1 million (Q2 2020 - $nil). Further, conversion costs relate to the costs incurred in converting quantities of V2O5 into ferrovanadium for delivery to customers and distribution costs relate to the costs incurred in delivering products to customers. In Q2 2020, the Company only sold V2O5 and had only just begun shipping products to its customers.

Cash operating costs excluding royalties1 were $3.39 per lb in Q2 2021, compared with $1.89 for Q2 2020. The increase seen in Q2 2021 compared with Q2 2020 is largely due to a decrease in the global recovery5, with 79.9% achieved in Q2 2021, compared with 80.8% achieved in Q2 2020, and the impact of higher costs arising from the planned shutdown in Q1 2021.

Professional, consulting and management fees were $4.4 million in Q2 2021, compared with $1.2 million in Q2 2020. The increase is primarily attributable to costs incurred in Q2 2021 in connection with LCE that was not operational in Q2 2020. In addition, the Company's Corporate segment incurred increased legal and regulatory costs in Q2 2021 in relation to the Nasdaq listing process and U.S. regulatory requirements.

The foreign exchange gain in Q2 2021 increased from Q2 2020 by 184% to $3.1 million. This is primarily attributable to a weakening of the U.S. dollar against the Brazilian real by approximately 12% since March 31, 2021 on U.S. dollar denominated cash and liabilities in Brazil and a strengthening of the Canadian dollar against the U.S. dollar by approximately 2% since March 31, 2021 on Canadian dollar denominated assets.

Cash provided by operating activities of $19.1 million in Q2 2021 is an increase from cash used in operating activities of $63.6 million in Q2 2020. This is primarily due to an increase in cash provided before working capital items of $15.2 million and a net increase in working capital items of $67.6 million. The net movement in working capital items is largely driven by increases in amounts receivable and inventory balances in Q2 2021 and a payment to the Company's former off-take partner in Q2 2020 in partial settlement of trade payables.

Q2 2021 Operational Results

Total production from the Maracás Menchen Mine was 3,070 tonnes of V2O5, representing an increase of 20% over Q2 2020 and a 55% increase over Q1 2021. This increase is attributable to the kiln upgrades and cooler improvements implemented in January 2021, as well as the impact of preventative maintenance in the chemical plant in Q2 2020. V2O5 production in April 2021 was 1,092 tonnes, with 1,075 tonnes produced in May and 903 tonnes produced in June. The lower production in June was due to a reduction in the total material mined that occurred during the transition between mining contractors that was completed by the end of Q2 2021. Subsequent to Q2 2021, production in July was 1,068 tonnes of V2O5.

The global recovery5 achieved in Q2 2021 was 79.9%, 1% lower than the 80.8% achieved in Q2 2020 and 3% higher than the 77.4% achieved in Q1 2021. The global recovery in April was 78.8%, with 78.5% achieved in May and 82.0% achieved in June. The Company expects the global recovery5 to stabilize at the levels seen in 2020 upon the completion of the commissioning and ramp up period for the kiln improvements implemented in Q1 2021.

In Q2 2021, 340,734 tonnes of ore were mined with an effective grade4 of 1.15% of V2O5. The ore mined in Q2 2021 was 32% higher than in Q2 2020. The Company produced 98,372 tonnes of concentrate with an effective grade4 of 3.23%.

Webcast and Conference Call

The Company will host a webcast and conference call on Wednesday, August 11th at 10:00 a.m. ET, to discuss its second quarter 2021 results.

Webcast and Conference Call Details:

Date:	Wednesday, August 11th
Time:	10:00 a.m. ET
Webcast Link:	https://produceredition.webcasts.com/starthere.jsp?ei=1482645&tp_key=feb73f6499
Dial-in Number:	Local / International: +1 (416) 764-8688
North American Toll Free: (888) 390-0546
Brazil Toll Free: 08007621359

Conference ID:	60891546
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: (888) 390-0541
Replay Passcode: 891546 #

Website:	To view press releases or any additional financial information, please visit the Investor Relations section of the Largo Resources website at: www.largoresources.com/English/investor-resources

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020 and its management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2021 which are available on our website at www.largoresources.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo Resources

Largo is a Canadian domiciled company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company recently announced its belief that the development and sale of vanadium based electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. Consequently, the Company is in the process of vertically integrating its highly efficient vanadium production operations with its vanadium-based energy storage technology to create a unique competitive advantage in the rapidly growing long duration energy storage market. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE± vanadium redox flow battery technology results in a competitive and practical long duration energy storage product.

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

###

For further information, please contact:

Investor Relations:

Alex Guthrie

Senior Manager, External Relations

aguthrie@largoresources.com

Tel: +1 416‐861‐9797

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment; the timing and cost related to the build out of the ilmenite plant; eventual production from the ilmenite plant; the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.

Non-GAAP6 Measures

The Company uses certain non-GAAP financial performance measures in its press release and MD&A, which are described in the following section.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q2 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenues[i]	$54,292	$8,350	$94,093	$50,259
V2O5 equivalent sold (000s lb)	6,673	2,244	12,808	9,233
Revenues per pound sold ($/lb)	$8.14	$3.72	$7.35	$5.44

i. As per note 19 of the Company's Q2 2021 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Per Pound

The Company's press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. This measure differs to the new total cash costs non-GAAP measure the Company  uses to measure its overall performance (see later in this section).

These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

In addition, the Company's press release refers to cash operating costs excluding royalties. This is a non-GAAP performance measure and is calculated as cash operating costs less royalties, as disclosed in the following table.

The following table provides a reconciliation of cash operating costs per pound for the Maracás Menchen Mine to operating costs as per the Q2 2021 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Operating costs[i]	$34,966	$9,561	$63,138	$35,809
Professional, consulting and management feesii	949	435	1,979	1,270
Other general and administrative expenses[2]	544	528	767	765
Add: margin on iron ore sales[i]	84	-	84	-
Less: conversion costs[i]	(2,394)	-	(4,623)	-
Less: product acquisition costs[i]	(3,669)	(2,444)	(6,177)	(2,444)
Less: distribution costs[i]	(1,339)	-	(2,508)	-
Less: inventory write-down[i]	-	(1,176)	(2)	(1,176)
Less: depreciation and amortization expense[i]	(5,638)	(2,034)	(10,888)	(8,481)
Cash operating costs	23,503	4,870	41,770	25,743
Less: royalties[i]	(2,411)	(1,290)	(3,881)	(3,597)
Cash operating costs excluding royalties	21,092	3,580	37,889	22,146
Produced V2O5 sold (000s lb)	6,215	1,896	12,065	8,885
Cash operating costs per pound ($/lb)	$3.78	$2.57	$3.46	$2.90
Cash operating costs excluding royalties per pound ($/lb)	$3.39	$1.89	$3.14	$2.49

i. As per note 20 of the Company's Q2 2021 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 16 of the Company's Q2 2021 unaudited condensed interim consolidated financial statements.

1 The cash operating costs excluding royalties per pound are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release.

2 The revenues per pound reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

4 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

5 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

6 GAAP - Generally Accepted Accounting Principles

7 Defined as current assets less current liabilities per the consolidated statements of financial position.